                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                IPL SYSTEMS, INC.
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                              (NAME OF THE ISSUER)


                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   0004498131
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                                 (CUSIP NUMBER)

                                    ANDATACO
                               10140 MESA RIM ROAD
                               SAN DIEGO, CA 92121
                            ATTENTION: RICHARD HUDZIK
                                 (619) 453-9191
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                FEBRUARY 28, 1996
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                               (Page 1 of 7 Pages)



                                       1.

CUSIP No.     0004498131             13D                      Page 2 of 7 Pages

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      ANDATACO, A CALIFORNIA CORPORATION
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
      N/A                                                              (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS
      OO*
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)      N/A                                        [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
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                      7   SOLE VOTING POWER
                          1,030,412**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,030,412**
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,030,412**
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.9%***
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------


 --------------
         *The securities of the Issuer are subject to irrevocable proxies granted to the Reporting Entity. See Item 3 herein.

         **Includes 139,000 shares of Class A Common Stock issuable pursuant to options exercisable prior to May 29, 1997, the date of the annual meeting of the Issuer's stockholders at which the proxies will be voted.

         ***Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.



                                       2.

ITEM 1.           SECURITY AND THE ISSUER

         (a)      Title of Security:

                  Class A Common Stock, $.01 par value per share.

         (b)      Name of the Issuer:

                  IPL SYSTEMS, INC., a Massachusetts corporation.

         (c)      The Issuer's principal executive office:

                  124 Acton Street
                  Maynard, MA  01754

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Name of the Reporting Entity:

                  ANDATACO, a California corporation.

         (b)      Address of principal business and principal office:

                  10140 Mesa Rim Road
                  San Diego, CA 92121

         (c)      Description of principal business:

                  Computer hardware and software systems integration.

         (d)      Convictions in criminal proceedings since March 7, 1992:

                  N/A.

         (e)      Judgments for violations of Securities Laws since March 7,
                  1992:

                  None.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Entity has received from certain directors, executive officers and shareholders of the Issuer irrevocable proxies (the "Irrevocable Proxies") to vote all shares of voting stock held by such persons in favor of the approval of that certain Agreement and Plan of Merger and Reorganization dated as of February 28, 1997 (the "Merger Agreement"), by and among the Issuer, IPL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), the Reporting Entity and W. David Sykes, a shareholder of the Reporting Entity.


                                       3.

                  The only consideration for the receipt of the Irrevocable Proxies was the Issuer and Reporting Entity entering into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Reporting Entity (the "Merger") whereby, upon consummation of the Merger, Merger Sub will cease to exist and the Reporting Entity will be a wholly-owned subsidiary of the Issuer.

ITEM 4.           PURPOSE OF THE TRANSACTION

                  The purpose for the acquisition by the Reporting Entity of irrevocable proxies to vote the securities of the Issuer is to approve the Merger Agreement, the Merger and the transactions contemplated thereby.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)      Beneficial Ownership:                       1,030,412*

                  Percentage Ownership:                       17.9%**

         (b)      Sole Voting Power:                          1,030,412*

                  Shared Voting Power:                           -0-

                  Sole Dispositive Power:                     1,030,412*

                  Shared Dispositive Power:                      -0-

         (c)      Recent Transactions:                        None.

         (d)      Right to Receive Dividends:                 Not applicable.

         (e)      Ownership below 5%:                         Not applicable.


----------
        * Includes 139,000 shares of Class A Common Stock issuable pursuant to options exercisable prior to May 29, 1997, the date of the annual meeting of the Issuer's stockholders at which the proxies will be voted.

        ** Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.




                                       4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Irrevocable Proxies and the Merger Agreement as defined in Item 3 above.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         (2) Agreement and Plan of Merger and Reorganization dated as of February 28, 1997, by and among the Issuer, Merger Sub, the Reporting Entity and W. David Sykes.


                  Form of Irrevocable Proxy

                                       5.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 10, 1997
                                       ---------------------------------
                                            (Date)

                                       ANDATACO, a California corporation



                                       By:  /s/ RICHARD HUDZIK
                                          ------------------------------
                                           Richard Hudzik
                                           Chief Financial Officer



                                       6.

                                  EXHIBIT INDEX



EXHIBIT              DESCRIPTION OF DOCUMENT                                    PAGE
-------              -----------------------                                    ----
2.1      Agreement and Plan of Merger and Reorganization dated as of February
         28, 1997, by and among IPL SYSTEMS, INC., a Massachusetts corporation,
         IPL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of IPL Systems, Inc., ANDATACO, a California corporation, and W. David Sykes, a shareholder of ANDATACO.

2.2      Form of Irrevocable Proxy.





                                       7.